Exhibit 99.1
Computation of ratio of earnings to fixed charges

First quarter 2009
$ million, except ratios
Profit before taxation	4,130

Group’s share of income in excess of dividends of equity-accounted entities	(252)

Capitalized interest, net of amortization	20

Profit as adjusted	3,898

Fixed charges:

Interest expense	223
Rental expense representative of interest	301
Capitalized interest	41

565

Total adjusted earnings available for payment of fixed charges	4,463

Ratio of earnings to fixed charges	7.9

25